Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended March 31,
	2014	2013
Earnings:
Loss before income taxes	$(9,140)	$(187,146)
Adjustments:
Fixed charges	70,940	63,755
Income from equity investees	135	2,785
Amortization of capitalized interest	215	90
Capitalized interest	—	(1)
	$62,150	$(120,517)

Fixed Charges:
Interest expense	$64,962	$59,401
Loss on early extinguishment of debt	(1,804)	—
Portion of rental expense representative of interest	7,782	4,353
Capitalized interest	—	1
	$70,940	$63,755

Ratio of earnings to fixed charges	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2014 and March 31, 2013. Additional earnings of $9 million and $184 million, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.